Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

THE ANDERSONS, INC.

(Dollars in thousands)

	Nine months ended September 30,
	2011	2010
Computation of earnings
Pretax income (a)	$85,430	$47,733
Add:
Interest expense on indebtedness	20,609	13,923
Amortization of debt issue costs	825	1,640
Interest portion of rent expense (b)	5,950	6,656
Distributed income of equity investees	15,791	7,810

Earnings	$128,605	$77,762

Computation of fixed charges
Interest expense on indebtedness	$20,609	$13,923
Amortization of debt issue costs	825	1,640
Interest portion of rent expense (b)	5,950	6,656

Fixed charges	$27,384	$22,219

Ratio of earnings to fixed charges	4.70	3.50

(a)	Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b)	The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.